UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Ascendia Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043509 10 8

(CUSIP Number)

Herbert Henryson II, Esquire

Wolf, Block, Schorr and Solis-Cohen LLP

250 Park Avenue

New York, NY 10177

(212) 986-1116

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 14, 2007

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043509 10 8	13D	Page 2 of 4

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): Dana Holdings, LLC 30-0259951
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,084,104
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,084,104
	10.	SHARED DISPOSITIVE POWER -0- Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,084,104
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 043509 10 8	13D	Page 3 of 4

AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is made to the Statement on Schedule 13D filed on May 26, 2005, as amended by Amendment No. 1 filed on September 1, 2006 (collectively, the “Original Schedule 13D”), on behalf of Dana Holdings, LLC (the “Filing Person”), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc. (f/k/a Cenuco, Inc.), a Delaware corporation (the “Issuer” or the “Company”). Unless the context otherwise requires, references herein to the “Shares” are the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Original Schedule 13D.

This Amendment No. 2 is being filed to report that on February 14, 2007, following approval by the holders of the Common Stock of the Company, each of the then outstanding shares of Series A Preferred Stock, including each of the shares of Series A Preferred Stock owned by the Filing Person, was converted into 10,208.9664 shares of Common Stock of the Company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Item 3 of the Original Schedule 13D is hereby amended by adding a new paragraph at the end thereof that reads in its entirety as follows:

On February 14, 2007, the holders of the Common Stock of the Company, at an annual meeting of the stockholders of the Company, approved a resolution providing for the conversion of each then outstanding share of Series A Preferred Stock into 10,208.9664 shares of Common Stock of the Company. In accordance with the designations of the Series A Preferred Stock, without any further action by the Company or the Filing Person, the 889.8162 shares of Series A Preferred Stock owned by the Filing Person were immediately after the stockholder vote converted into an aggregate of 9,084,104 Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended by deleting such Item 5 in its entirety and replacing Item 5 so that it reads as follows:

(a) The Filing Person beneficially owns 9,084,104 shares of Common Stock, which constitutes 25.4% of the Common Stock outstanding (based upon 11,744,056 shares of Common Stock outstanding as reported in the Issuer’s Preliminary Information Statement on Schedule 14C filed on January 24, 2007 and the conversion of all outstanding shares of Series A Preferred Stock at a conversion ratio of 10,108.9664). Because Mr. Falsetti is the sole manager of the Filing Person and the owner of 50% of the outstanding membership interests of the Filing Person, Mr. Falsetti may also be deemed to be the beneficial owner of 4,542,052 of the shares of Common Stock beneficially owned by the Filing Person. Except as set forth in this Item 5(a), neither the Filing Person nor Mr. Falsetti beneficially owns any shares of Common Stock.

CUSIP No. 043509 10 8	13D	Page 4 of 4

(b) The Filing Person has sole voting power and power to dispose of the 9,084,104 shares of Common Stock held by the Filing Person. Except as set forth in this Item 5(b), neither the Filing Person nor Mr. Falsetti has voting power or power to dispose of any shares of Common Stock.

(c) Except for the conversion of the shares of Series A Preferred Stock described in Item 3 above, neither the Filing Person nor Mr. Falsetti has effected any transactions in the shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2007

DANA HOLDINGS, LLC

By:	/s/ Joseph A. Falsetti

Joseph A. Falsetti

Manager